2012-05-15, 17:48:29, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A	Issuer: TransGlobe Ener	Security: Options Common

Transaction Number	2085644
Security designation	Options (Common Shares)
Opening balance of securities or contracts held	184100
Date of transaction	2012-05-15
Nature of transaction	50 - Grant of options
Number or value of securities or contracts acquired	63000
Equivalent number or value of underlying securities acquired	63000
Number or value of securities or contracts disposed of
Equivalent number or value of underlying securities disposed of

Unit price or exercise price	11.6500	Currency	Canadian Dollar
Conversion or Exercise price	11.6500	Currency	Canadian Dollar
Date of expiry or maturity	2017-05-14
Closing balance of securities or contracts held	247100	Insider's calculated balance
Filing date/time	2012-05-15
	17:48:07

General remarks (if necessary to describe the transaction)
Private remarks to securities regulatory authorities